CERTIFICATE OF NOTIFICATION

                                    filed by

                     SOUTHERN COMMUNICATIONS SERVICES, INC.


     Pursuant to order of the Securities and Exchange Commission dated December 30, 1994, in the matter of File No. 70-8233.
               -----------------------------------------------------

Southern Communications Services, Inc. (Southern Communications), pursuant to Rule 24, hereby provides the following information as required by the above-mentioned order for the quarter ended September 30, 1995:

Requested Response to IV.3:

     A. A statement of revenues, distinguishing and setting forth non-associate revenues and revenues derived from each associate company.

         REVENUES:

              Associate                                       $            0
              Non-associate                                           97,215
                                                                      ------

                  Total Revenue                               $       97,215
                                                                      ======

B. The price charged to associates for each type of service rendered to associates.

                  Southern Communications had no sales to associate companies during the quarter.

C. A statement as to whether the prices charged to associates were based upon market or cost.

                  Southern Communications had no sales to associate companies during the quarter.

D.       An explanation of how the market or cost pricing utilized was derived.

                  Southern Communications had no sales to associate companies during the quarter.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to the signed on its behalf by the undersigned thereunto duly authorized.

Dated:  November 14, 1995               SOUTHERN COMMUNICATIONS SERVICES, INC.


                                        By /s/  Tommy Chisholm
                                                      Tommy Chisholm
                                                         Secretary